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SEC FILE NUMBER
000-22920

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2016
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Numerex Corp

Full Name of Registrant

Former Name if Applicable
400 Interstate North Parkway SE, Suite 1350

Address of Principal Executive Office (Street and Number)
Atlanta, Georgia, 30339

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Numerex Corp. (the "Company") is unable to file its Annual Report on Form 10-K ("Form 10-K") in a timely manner. The delay is principally due to the need to devote additional time and resources to renegotiating or refinancing the Company's outstanding senior indebtedness. Since early February 2017, management had been engaged in active negotiations to refinance the Company's senior indebtedness. On March 14, 2017, despite its commitment, the potential lender informed management that it determined not to fund the loan. The closing of the loan had been scheduled for March 15, 2017.

As of March 17, 2017, the Company will not be in compliance with certain covenants in its loan agreement, as amended, or as of December 31, 2016, as those covenants currently exist, absent a waiver, amendment or refinancing of such indebtedness. The Company's management is in discussions with existing and potential financing sources to restructure its senior indebtedness, obtain alternative financing or an additional equity infusion or some combination of these measures. However, there can be no assurance that the Company will be able to restructure the Company's existing indebtedness, obtain alternative financing or raise additional equity. Any potential financing could be subject to terms and conditions that could result in significant dilution to the ownership interests of our then existing shareholders to the extent that the Company issues equity securities or convertible debt.

Absent a waiver, amendment or refinancing of its senior indebtedness prior to filing the Annual Report, the Company believes that it will be required to reclassify its long-term debt as a current liability as of December 31, 2016.

The delay in filing the Form 10-K is not related to any Company accounting, internal controls, or financial reporting matters. The Company will file the Form 10-K as soon as practicable and within the 15 day extension period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Gayron	770	615-1410
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ ] No[ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Numerex Corp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 16, 2017
By:	/s/ Kenneth Gayron

Name: Kenneth Gayron
Title: Interim Chief Executive Officer and Chief Financial Officer